Exhibit (a)(5)(i)

EXFO Waives Conditions to Continue Substantial Issuer Bid

QUEBEC CITY, CANADA, December 9, 2008 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today that it has waived three conditions that would have allowed it to terminate its substantial issuer bid (the “Offer”). These conditions were triggered as a result of declines in the market price of the Company’s subordinate voting shares as well as declines in the market indices.

The waived conditions are that (i) the market price of the Company’s subordinate voting shares does not significantly decrease since the close of business on November 7, 2008; (ii) the S&P/TSX Composite Index, the NASDAQ Composite Index, the Dow Jones Industrial Average or the S&P 500 do not decrease at any point by more than 10% since the close of business on November 7, 2008; and (iii) that the purchase price exceeds the fair market value of the closing price of the Company’s shares on the TSX on the expiration date of the Offer.

The Company commenced its Offer to purchase for cancellation up to 8.82 million subordinate voting shares for an aggregate purchase price not to exceed C$30 million on November 10, 2008.

The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than C$3.40 per share and not more than C$3.90 per share, in increments of C$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer.  In connection with the waiver of conditions announced today, the Company has not revised the tender offer price range.  The Offer will expire at 5 p.m. (Eastern time) on December 16, 2008, unless withdrawn, extended or varied by EXFO.

The purchase price paid for each share properly tendered and not withdrawn will be based on the number of shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will allow EXFO to purchase up to C$30 million of shares at a price within the range specified above. Shareholders will receive the purchase price in cash for shares tendered at prices equal to or lower than the purchase price. All shares tendered at prices higher than the purchase price will be returned to shareholders. All shares purchased by EXFO will be purchased at the same price, even if shareholders have selected a lower price. If the number of shares tendered at or below the purchase price would result in an aggregate purchase price in excess of C$30 million, those shares will be purchased on a pro rata basis.

The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.  The tender offer remains subject to the satisfaction of the other conditions set forth in the tender offer documents.  A complete description of the terms and conditions of the Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents, as amended, that were filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares on November 10, 2008.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s subordinate voting shares. The solicitation and the offer to buy EXFO’s subordinate voting shares is being made only pursuant to the separate Offer to Purchase and Issuer Bid Circular and related documents that the Company filed with Canadian securities regulatory authorities and the Tender Offer Statement on Schedule TO that the Company filed with the United States Securities and Exchange Commission (the “SEC”) on November 10, 2008, as amended.  Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents because they contain important information, including the various terms and conditions of the Offer. The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents were delivered without charge to all holders of EXFO’s shares. The Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by EXFO with the SEC) are also available without charge at the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 3704. Offer documents required to be filed in Canada are also available without charge at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the Offer.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
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